Exhibit 99.37
MATERIAL CHANGE REPORT
Regulation 51-102 Respecting Continuous Disclosure Obligations
Form 51-102F3
1.	NAME AND ADDRESS OF COMPANY:

THERATECHNOLOGIES INC. 2310 Alfred-Nobel Boulevard Montreal, Québec Canada H4S 2B4

2.	DATE OF MATERIAL CHANGE:

November 11, 2010

3.	NEWS RELEASE:

A news release was issued concerning this material change on November 11, 2010 on Marketwire. A copy of the news release is available at SEDAR website at www.sedar.com.

4.	SUMMARY OF MATERIAL CHANGE:

On November 11, 2010, Theratechnologies Inc. (the “Company”) announced that the U.S. Food and Drug Administration (“FDA”) approved EGRIFTA® (tesamorelin for injection) as the first and only treatment indicated to reduce excess abdominal fat in HIV-infected patients with lipodystrophy (abdominal lipohypertrophy).

EGRIFTA® (tesamorelin for injection) was developed by the Company and will be exclusively commercialized in the U.S. by EMD Serono, Inc. (“EMD Serono”), an affiliate of Merck KGaA, of Darmstadt, Germany, under the terms of a collaboration and licensing agreement. Under the terms of this agreement, the FDA marketing approval is associated with milestone payments totaling US$25 million (approximately CAN$25 million).

The FDA has requested the following three post-marketing requirements: a long-term observational safety study for tesamorelin acetate (EGRIFTA®), a single vial formulation - the development of a new presentation of the same formulation, and a clinical trial to assess whether EGRIFTA® (tesamorelin for injection) has an impact on diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat.

5.	FULL DESCRIPTION OF MATERIAL CHANGE:

Approval of EGRIFTA®

On November 11, 2010, the Company announced that the FDA approved EGRIFTA® (tesamorelin for injection) as the first and only treatment indicated to reduce excess abdominal fat in HIV-infected patients with lipodystrophy (abdominal lipohypertrophy).

Limitations of use

There are limitations of use associated with EGRIFTA® (tesamorelin for injection). Since the long-term cardiovascular safety and potential long-term cardiovascular benefit of EGRIFTA® (tesamorelin for injection) treatment have not been studied and are not known, careful consideration should be given whether to continue EGRIFTA® (tesamorelin for injection) treatment in patients who do not show a clear efficacy response as judged by the degree of reduction in visceral adipose tissue (“VAT”) measured by waist circumference (“WC”) or CT scan. EGRIFTA® (tesamorelin for injection) is not indicated for weight loss management (weight neutral effect). There are no data to support improved compliance with antiretroviral therapies in HIV-positive patients taking EGRIFTA® (tesamorelin for injection).

Post-Marketing Requirements

The FDA has requested the following three post-marketing requirements: a long-term observational safety study for tesamorelin acetate (EGRIFTA®), a single vial formulation — the development of a new presentation of the same formulation, and a clinical trial to assess whether EGRIFTA® (tesamorelin for injection) has an impact on diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat.

Commercialization of EGRIFTA®

EGRIFTA® (tesamorelin for injection) was developed by the Company and will be exclusively commercialized in the U.S. by EMD Serono, an affiliate of Merck KGaA, of Darmstadt, Germany, under the terms of a collaboration and licensing agreement entered into in 2008 between the Company and EMD Serono. Under the terms of this agreement, the FDA marketing approval is associated with milestone payments totaling US$25 million (approximately CAN$25 million).

EGRIFTA® Phase 3 Trials

The FDA approval of EGRIFTA® (tesamorelin for injection) was based on two multi-center, randomized, double-blind, placebo-controlled Phase 3 studies consisting of a 26-week main phase and a 26-week extension phase of 816 HIV-infected patients with excess abdominal fat associated with lipodystrophy.

The primary endpoint of the 26-week main phase was the percent change in VAT from baseline, as assessed by computed tomography (“CT”) scan at the L4-L5 vertebral level.

In both Phase 3 studies, patients received either EGRIFTA® (tesamorelin for injection) or placebo for 26 weeks. Patients initially randomized to EGRIFTA® (tesamorelin for injection) were then re-randomized to receive either EGRIFTA® (tesamorelin for injection) or placebo for an additional 26-week treatment period, whereas patients receiving placebo were switched to EGRIFTA® (tesamorelin for injection). In the first study, at baseline, mean VAT was 178 cm2 for the patients who received EGRIFTA® (tesamorelin for injection) and was 171 cm2 for the patients who received placebo. In the second study, at baseline, mean VAT was 186 cm2 for the patients who received EGRIFTA® (tesamorelin for injection) and was 195 cm2 for the patients who received placebo. Patients treated with EGRIFTA® (tesamorelin for injection) experienced a statistically significant least-squares mean decrease from baseline in VAT of 27 cm2 compared to an increase of 4 cm2 for patients on placebo [(95% CI for the mean treatment difference of -31 cm2 (-39 cm2, -24 cm2)] in the first study, and a statistically significant decrease from baseline in VAT of 21 cm2 compared to no change in VAT for patients on placebo [(95% CI for the mean treatment difference of -21 cm2 (-29 cm2, -12 cm2)] in the second study during the 26-week main phase. This represents a statistically significant least-squares mean decrease from baseline in VAT of 18% for patients treated with EGRIFTA® (tesamorelin for injection) compared to an increase of 2% for patients on placebo [(95% CI for the mean treatment difference of -20% (-24%, -15%)] in the first study, and a statistically significant decrease from baseline of 14% for patients treated with EGRIFTA® (tesamorelin for injection)

compared to a decrease of 2% for patients on placebo [(95% CI for the mean treatment difference of -12% (-16%, -7%)] in the second study during the 26-week main phase.

In the first study, at baseline, mean waist circumference was 104 cm for the patients who received EGRIFTA® (tesamorelin for injection) and was 105 cm for the patients who received placebo. In the second study, at baseline, mean waist circumference was 105 cm for the patients who received EGRIFTA® (tesamorelin for injection) and for the patients who received placebo. Treatment with EGRIFTA® (tesamorelin for injection) resulted in a statistically significant least-squares mean decrease from baseline in waist circumference of -3 cm compared to a decrease of -1 cm for patients on placebo [(95% CI for the mean treatment difference of -2 cm (-2.8 cm, -0.9 cm)] in the first study, and a statistically significant decrease from baseline of -2 cm compared to a decrease of -1 cm for patients on placebo [(95% CI for the mean treatment difference of -1 cm (-2.5 cm, -0.3 cm)] in the second study during the 26-week main phase. The decreases in VAT and waist circumference observed after 26 weeks of treatment were sustained in patients who received EGRIFTA® (tesamorelin for injection) over 52 weeks.

Important Risk Information

EGRIFTA® (tesamorelin for injection) is contraindicated in women who are pregnant, in patients with disruption of the hypothalamic-pituitary axis due to hypophysectomy, hypopituitarism, pituitary tumor/surgery, head irradiation or head trauma, in patients with known hypersensitivity to tesamorelin and/or mannitol (excipient) and in patients with active malignancies (either newly diagnosed or recurrent). Any preexisting malignancy should be inactive and its treatment complete prior to instituting therapy with EGRIFTA® (tesamorelin for injection). If pregnancy occurs, EGRIFTA® (tesamorelin for injection) therapy should be discontinued.

EGRIFTA® (tesamorelin for injection) induces the release of endogenous growth hormone (“GH”), a known growth factor, thus, patients with active malignancy should not be treated with EGRIFTA® (tesamorelin for injection). For patients with a history of non-malignant neoplasms, EGRIFTA® (tesamorelin for injection) therapy should be initiated after careful evaluation of the potential benefit of treatment. For patients with a history of treated and stable malignancies, EGRIFTA® (tesamorelin for injection) therapy should be initiated only after careful evaluation of the potential benefit of treatment relative to the risk of reactivation of the underlying malignancy. In addition, the decision to start treatment with EGRIFTA® (tesamorelin for injection) should be considered carefully based on the increased background risk of malignancies in HIV-positive patients.

EGRIFTA® (tesamorelin for injection) stimulates GH production and increases serum IGF-I. Given that IGF-I is a growth factor and the effect of prolonged elevations in IGF-I levels on the development or progression of malignancies is unknown, IGF-I levels should be monitored closely during EGRIFTA®(tesamorelin for injection) therapy. Careful consideration should be given to discontinuing EGRIFTA® (tesamorelin for injection) in patients with persistent elevations of IGF-I levels (e.g., >3 SDS), particularly if the efficacy response is not robust (e.g., based on visceral adipose tissue changes measured by waist circumference or CT scan). During the clinical trials, patients were monitored every three months. Among patients who received EGRIFTA® (tesamorelin for injection) for 26 weeks, 47.4% had IGF-I levels greater than 2 standard deviation score (SDS), and 35.6% had SDS >3, with this effect seen as early as 13 weeks of treatment. Among those patients who remained on EGRIFTA® (tesamorelin for injection) for a total of 52 weeks, at the end of treatment 33.7% had IGF-I SDS >2 and 22.6% had IGF-I SDS >3.

Fluid retention may occur during EGRIFTA® (tesamorelin for injection) therapy and is thought to be related to the induction of GH secretion. It manifests as increased tissue turgor and musculoskeletal discomfort resulting in a variety of adverse reactions (e.g., edema, arthralgia, carpal tunnel syndrome) which are either transient or resolve with discontinuation of treatment.

EGRIFTA® (tesamorelin for injection) treatment may result in glucose intolerance. During the Phase 3 clinical trials, the percentages of patients with elevated HbA1c (≥ 6.5%) from baseline to Week 26 were 4.5% and 1.3% in the EGRIFTA® (tesamorelin for injection) and placebo groups, respectively. An increased risk of developing diabetes with EGRIFTA® (tesamorelin for injection) (HbA1c level ≥ 6.5%) relative to placebo was observed [intent-to-treat hazard ratio of 3.3 (CI 1.4, 9.6)]. Therefore, glucose status should be carefully evaluated prior to initiating EGRIFTA® (tesamorelin for injection) treatment. In addition, all patients treated with EGRIFTA® (tesamorelin for injection) should be monitored periodically for changes in glucose metabolism to diagnose those who develop impaired glucose tolerance or diabetes. Diabetes is a known cardiovascular risk factor and patients who develop glucose intolerance have an elevated risk for developing diabetes. Caution should be exercised in treating HIV-positive patients with lipodystrophy with EGRIFTA® (tesamorelin for injection) if they develop glucose intolerance or diabetes, and careful consideration should be given to discontinuing EGRIFTA® (tesamorelin for injection) treatment in patients who do not show a clear efficacy response as judged by the degree of reduction in visceral adipose tissue by waist circumference or CT scan measurements. Since EGRIFTA® (tesamorelin for injection) increases IGF-I, patients with diabetes who are receiving ongoing treatment with EGRIFTA® (tesamorelin for injection) should be monitored at regular intervals for potential development or worsening of retinopathy.

Hypersensitivity reactions may occur in patients treated with EGRIFTA® (tesamorelin for injection). Hypersensitivity reactions occurred in 3.6% of patients with HIV-associated lipodystrophy treated with EGRIFTA® (tesamorelin for injection) in the Phase 3 clinical trials. These reactions included pruritus, erythema, flushing, urticaria, and other rash. In cases of suspected hypersensitivity reactions, patients should be advised to seek prompt medical attention, and treatment with EGRIFTA® (tesamorelin for injection) should be discontinued immediately.

EGRIFTA® (tesamorelin for injection) treatment may cause injection site reactions, including injection site erythema, pruritus, pain, irritation, and bruising. The incidence of injection site reactions was 24.5% in EGRIFTA® (tesamorelin for injection)-treated patients and 14.4% in placebo-treated patients during the first 26 weeks of treatment in the Phase 3 clinical trials. For patients who continued EGRIFTA® (tesamorelin for injection) for an additional 26 weeks, the incidence of injection site reactions was 6.1%. In order to reduce the incidence of injection site reactions, it is recommended to rotate the site of injection to different areas of the abdomen.

Increased mortality in patients with acute critical illness due to complications following open heart surgery, abdominal surgery or multiple accidental trauma, or those with acute respiratory failure has been reported after treatment with pharmacologic amounts of growth hormone. EGRIFTA® (tesamorelin for injection) has not been studied in patients with acute critical illness. Since EGRIFTA® (tesamorelin for injection) stimulates growth hormone production, careful consideration should be given to discontinuing EGRIFTA® (tesamorelin for injection) in critically ill patients.

EGRIFTA® (tesamorelin for injection) is contraindicated in pregnant women. During pregnancy, visceral adipose tissue increases due to normal metabolic and hormonal changes. Modifying this physiologic change of pregnancy with EGRIFTA® (tesamorelin for injection) offers no known benefit and could result in fetal harm. Tesamorelin acetate administration to rats during organogenesis and lactation resulted in hydrocephalus in offspring at a dose approximately two and four times the clinical dose, respectively, based on measured drug exposure (AUC). If pregnancy occurs, discontinue EGRIFTA® (tesamorelin for injection) therapy. If this drug is used during pregnancy, or if the patient becomes pregnant while taking this drug, the patient should be apprised of the potential hazard to the fetus.

Because of both the potential for HIV-1 infection transmission and serious adverse reactions in nursing infants, mothers receiving EGRIFTA® (tesamorelin for injection) should be instructed not to human milk-feed. It is not known whether EGRIFTA® (tesamorelin for injection) is excreted in human milk.

Safety and effectiveness in pediatric patients have not been established. EGRIFTA® (tesamorelin for injection) should not be used in children with open epiphyses, among whom excess GH and IGF-I may result in linear growth acceleration and excessive growth.

There is no information on the use of EGRIFTA® (tesamorelin for injection) in patients greater than 65 years of age with HIV and lipodystrophy.

Safety, efficacy, and pharmacokinetics of EGRIFTA® (tesamorelin for injection) in patients with renal or hepatic impairment have not been established.

The most commonly reported adverse reactions (>5% and more frequent than placebo) are arthralgia [13.3% of patients receiving EGRIFTA® (tesamorelin for injection) and 11.0% of patients receiving placebo], pain in extremity [6.1% of patients receiving EGRIFTA® (tesamorelin for injection) and 4.6% of patients receiving placebo], myalgia [5.5% of patients receiving EGRIFTA® (tesamorelin for injection) and 1.9% of patients receiving placebo], injection site erythema [8.5% of patients receiving EGRIFTA® (tesamorelin for injection) and 2.7% of patients receiving placebo], injection site pruritus [7.6% of patients receiving EGRIFTA® (tesamorelin for injection) and 0.8% of patients receiving placebo], and peripheral edema [6.1% of patients receiving EGRIFTA® (tesamorelin for injection) and 2.3% of patients receiving placebo].

During the first 26 weeks of treatment (main phase), discontinuations as a result of adverse reactions occurred in 9.6% of patients receiving EGRIFTA® (tesamorelin for injection) and 6.8% of patients receiving placebo. Apart from patients with hypersensitivity reactions identified during the studies and who were discontinued per protocol (2.2%), the most common reasons for discontinuation of EGRIFTA® (tesamorelin for injection) treatment were adverse reactions due to the effect of GH (4.2%) and local injection site reactions (4.6%).

6.	RELIANCE ON SUBSECTION 7.1(2) OF REGULATION 51-102:

Not applicable.

7.	OMITTED INFORMATION:

Not applicable.

8.	SENIOR OFFICER:

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of Theratechnologies Inc., at (514) 336-4804, ext. 288.

9.	DATE OF REPORT:

November 19, 2010.